

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Thomas Beetham
Chief Legal Officer
Kiniksa Pharmaceuticals, Ltd.
Clarendon House
2 Church Street
Hamilton HM11, Bermuda

> **Re:** **Kiniksa Pharmaceuticals, Ltd.**
> **Form 8-K**
> **Exhibit No. 10.1 Kiniksa Pharmaceuticals, Ltd. Rilonacept Long-Term Incentive Plan**
> **Filed December 16, 2019**
> **File No. 001-38492**

Dear Mr. Beetham:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance